TABLE OF CONTENTS



Financial Highlights                                                 1

Corporate Profile                                                    1

Letter to Shareholders                                               2

Selected Financial Data                                              3

Management's Discussion and
Analysis of Results of Operations and Financial Condition            4

Audited Financial Statements                                Appendix A

Investor Information                                        Appendix B






FINANCIAL HIGHLIGHTS

                                                                    Percent
Years Ended June 30,                         2001          2000      Change

Total revenue                         $22,249,130   $13,392,862       66.1%
Net income                               $240,979      $273,975     (12.0%)
Basic earnings per share                      .17           .20     (15.0%)
Earnings per share assuming                   .14           .16     (12.5%)
dilution
Working capital                        $1,758,431    $2,104,481     (16.4%)
Stockholders' equity                   $2,302,282    $2,046,103       12.5%
Closing market price per common             $1.25         $2.00     (37.5%)
share
(Average of bid and ask)
Return on equity                           11.08%        14.35%     (22.7%)
Return on assets                            1.55%         1.86%     (16.6%)









CORPORATE PROFILE

Oakridge Holdings, Inc. is a Minnesota Corporation organized on March 6, 1961. Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery Company, the Company operates two adjacent cemeteries near Hillside, Illinois, used for the intern of human remains. The cemetery operations of the Company are discussed on a consolidated basis. The Company makes no functional distinction between the two cemeteries, except where noted.

The combined cemeteries have 176.7 total acres of which 12.8 are used for interior roads and other improvements leaving 163.9 net acres with 137,000 burial plots, of which 34,108 remain in inventory. The cemeteries have two mausoleums with 975 niches and 3,190 crypts of which 142 niches and 334 crypts remain in inventory. Cook and Dupage Counties in Illinois serve as the principal market for the Company's services.

The Company estimates that it has an inventory of cemetery and mausoleum spaces representing a 24 to 32 year supply, based on the maintenance of current sale levels. This inventory is considered adequate, and the Company does not currently plan on adding to it.

On June 29, 1998, the Company, through Stinar HG Inc., a Minnesota corporation and wholly owned subsidiary of the Company, purchased substantially all the assets (including the right to use the name of the seller) and assumed substantially all of the liabilities of Stinar Corporation, a Minnesota corporation ("Seller"). Until the sale of the assets to Stinar HG, Inc., the Seller had been engaged in the manufacture and sale of ground support equipment for use by commercial airports and airlines and by military airbases.

Principal products of Stinar include truck-mounted stairways for use on aircraft, fuel and water trucks, food service and catering vehicles, vehicles used in transporting and loading luggage and cargo, sanitary services vehicles and other custom-built ground support vehicles used by airports, commercial airlines and the military. Stinar also provides limited service and repairs on vehicles it sells.













4810 - 120th Street West, Apple Valley, MN 55124-8628
Telephone: (952) 686-5495      Fax: (952) 686-5427



To Our Shareholders,


Fiscal year 2001 was a truly outstanding year for us, no matter how you measure it.

We generated record revenues and would have increased earnings per share, but on September 11, 2001, terrorists hijacked and intentionally crashed four commercial aircraft operated by two U.S. air carriers, causing substantial loss of life and property. While these aircraft were neither owned nor operated by the Company, these events had an immediate and severe impact on the Company in the fourth quarter of fiscal year 2001.

Fiscal year 2001 was not without achievements; revenue increased 66%, income from operations was the highest in nine years, and retained earnings are positive after a deficit of twenty years.

Our employees have created a culture and atmosphere of dignity and respect for one another. That foundation has put us 12th in the best performers for small Minnesota public companies for the year 2000 in Ventures magazine.

Our shareholders have reaped the rewards of our collective approach to winning with 34 consecutive profitable quarters and eight straight years of profitable performance. We hope the earnings in the future will allow us to repurchase our shares, thereby increasing the earnings of the remaining shares.

For the past eight years, we have proven that what gets measured and rewarded gets done. Our strategic plan has provided a practical, measurable and flexible way to get all of our co-workers on the same page and communicate the direction we want to take the company.

In short, 2002 promises a year full of great challenges for your company, given the magnitude and duration of the adverse impact of the terrorist attacks on the economy in general, and the airline industry in particular.

In the pages ahead we'll summarize what has been accomplished and what is to come.


/s/ Robert C. Harvey

Robert C. Harvey
Chairman and Chief Executive Officer


SELECTED FINANCIAL DATA

                                      6/30/01      6/30/00      6/30/99
6/30/98
Total assets                          $15,593,030  $14,754,933  $8,232,020
$9,509,303
Long-term obligations                 $2,652,241   $3,406,838   $3,044,075
$3,123,833
Total revenue                         $22,249,130  $13,392,862  $12,409,032
$2,550,709
Income (loss) from continuing         $407,979     $413,975     $670,157
$181,926
operations before income  taxes  and
cumulative effect of change in
accounting principle
Net income (loss)                     $240,979     $273,975     $488,157
$129,926
Basic net income (loss) per common    $.17         $.20         $.36
$.10
share
Basic net income (loss) per common    $.14         $.16         $.29
$.09
share assuming dilution
Cash dividends declared per share of  $     -      $     -      $     -
$     -
common stock
Return on equity                      11%          15%          33%
12%
Book value per share                  $1.61        $1.47        $1.28
$.92
Closing stock price                   $1.25        $2.00        $3.15
$2.25



                                     6/30/97      6/30/96     6/30/95
6/30/94     6/30/93
Total assets                         $2,682,918   $2,613,437  $3,125,595
$2,350,132  $1,515,185
Long-term obligations                $689,528     $989,065    $1,315,485
$301,103    $441,987
Total revenue                        $2,344,988   $2,378,109  $2,349,345
$2,103,021  $2,243,461
Income (loss) from continuing        $297,432     $244,495    $295,149
$171,402    ($15,804)
operations before income taxes and
cumulative effect of change in
accounting principle
Net income (loss)                    $214,432     $174,495    $190,512
$678,588    ($15,804
Basic  net income (loss) per common  $.16         $.13        $.09
$.35        $.17
share
Basic  net income (loss) per common  $.16         $.12        $.09
$.35        ($.01)
share assuming dilution
Cash dividends declared per share of $     -      $     -     $     -
$     -     $     -
common stock
Return on equity                     24%          19%         18%
14%         (4%)
Book value per share                 $.77         $.60        $.65
$.58        $.17
Closing stock price                  $.64         $.98        $.43
$.50        $.09











MANAGEMENT'S DISCUSSION
AND ANALYISIS OF OPERATIONS AND FINANCIAL CONDITION



                           RESULTS OF OPERATONS

                     Net Income and Earnings Per Share

Net Income for 2001 was $240,979, a decrease of 12% compared with $273,975 for 2000. Net Income for the last nine years has continued to alternate from a high of $488,157 in 1999 to a low of a loss of $15,804 in 1993. Fiscal year 1994 is an exception when net income was $678,588 due to a cumulative effect of a change in accounting principle.

Basic earnings per share for 2001 were $.17, a decrease of 15% compared with $.20 per share for 2000. Basic earnings per share since 1993 have returned an average of $.19, with fiscal year 1993, 1994, 1995, 1996, 1997, 1998 and 1999 being ($.01), $.35, $.09, $.12, $.16, $ .10 and $.36 respectively.

Diluted earnings per share for 2001 were $.14, a decrease of 13% compared with $.16 per share in 2000. Diluted earnings per share since 1993 have returned an average of $.15, with fiscal year 1993, 1994, 1995, 1996, 1997, 1998 and 1999 being ($.01), $.35, $.09, $.12, $.16 $.09 and $.26 respectively.



                                  Revenue

Revenue for 2001 was $22,249,130, an increase of $8,856,268 or 66% versus revenue of $13,392,862 in 2000. This increase is attributable to Stinar HG, Inc. ("Stinar").

Cemetery Operations

In fiscal year 2001, cemetery revenue increased $29,866 or 1% over fiscal year 2000. Excluding the effect of a large sale of burial spaces to a non-profit organization in fiscal year 2000, cemetery revenues increased $213,467 or 7.5% over the prior fiscal year. At-need case volume decreased 4% over fiscal year 2000 due to a change in the cemetery policy relative to public aid cases. Sales of memorials and foundations increased $116,576 or 19%, grave liners $14,306 or 5%, interment fees $31,740 or 4%, and overtime charges $38,855 or 36%. These increases are attributable to price increases and successful memorial marketing efforts.

Stinar Operations

In fiscal year 2001, revenues increased $8,826,402, or 84%, over fiscal year 2000. The increase was primarily due to a contract for the sale of bobtails to the United States Air Force.

Stinar sells its products to airports, airlines, and government and military customers in the United States, where non-government domestic sales comprise approximately 19%, government and military customer's 66%, and international 15% of its annual revenues.


                      Cost Of Sales And Products Sold

Cemetery Operations

Cemetery operations expenses in fiscal year 2001 increased $60,083 or 4%, but cost of goods sold in relations to sales increased 2% over fiscal year 2000. The increase was due to higher labor costs, increased medical and dental insurance benefits for the employees, higher utilities expense and increased costs of fuel.

Stinar Operations

Cost of goods in fiscal year 2001 in relation to sales was $17,430,825 or 90%, and no percentage change when compared to the prior fiscal year 2000.

Holding Operations

Holding company operating expenses in fiscal year 2001 increased $39,464 or 19% in comparison to the prior fiscal year 2000, but remained constant when compared to fiscal year 1999. The primarily increase was due to the new employment contract with Robert C. Harvey the CEO of the operating subsidiaries.


                               Gross Profit

Cemetery Operations

Cemetery operations gross profit decreased from 46% in fiscal year 2000 to 44% or 2% in fiscal year 2001. The decrease was due to revenue sales mix, and increased cost of fuel, utilities, labor and labor related benefits expenses.

Stinar Operations

Stinar operations gross profit remained comparable between fiscal years 2001 and 2000 at 10%.


                             Selling Expenses

Cemetery Operations

Cemetery selling expenses increased $16,904, or 9%, for the fiscal year 2001, compared to fiscal year 2000, but remained constant when comparing to fiscal year 1999. The increase was primarily due to increased medical costs and one additional employee.

Stinar Operations

Stinar selling expenses decreased $19,224, or 4%, for the fiscal year 2001; compared to fiscal year 2000, primarily due to less travel and one less trade show expenses.

                    General and Administrative Expenses

Cemetery Operations

Cemetery general and administrative expenses increased $33,092, or 8%, for the fiscal year 2001 compared to fiscal year 2000. The increase is attributed to cost of labor, medical insurance coverage, and bad debt expense.

Stinar Operations

Stinar general and administrative expenses increased $262,383, or 32%, for the fiscal year 2001 compared to fiscal year 2000. The increase was primarily due to the following: $61,922 for a controller and one additional office staff, $24,461 for 401-K employer match, and $148,303 bad debts expense.


                       Other Non-Operating Expenses

Stinar Operations

Stinar other expenses which consist of interest expense increased $304,616, or 91%. This was due to a higher debt balance to finance a larger inventory cause by a 84% increase in sales revenue and Ford Motor not delivering 20 trucks per month as requested, but delivering all 200 trucks at one time.

Holding Operations

Holding company interest expense in fiscal year 2001 decreased $4,301, or 3% in comparison to prior fiscal year 2000. The decrease is due to a lower debt balance through the year.


                              Taxes On Income

The effective rate on income was approximately 41% in 2001 and 34% in 2000.


                            FINANCIAL POSITION

                      Liquidity and Capital Resources

The company relies on cash flow from continuing cemetery and Stinar operations to meet operating needs, debt and capital requirements. The cemetery businesses provided sufficient cash during the past six years to support day-to-day operations, current debt service, capital expenditures,
and to provide cash to assist in the acquisition of Stinar.   The company
expects that cemetery operations and Stinar will provide sufficient cash during the next five years to cover all debt payments and operation needs.

Stinar has secured a $3,000,000 line of credit to fund operations and capital expenditures. The line of credit is secured by assets of Stinar and matures December 1, 2002.

Cemetery has secured a line of credit for $400,000 to meet any uncertainties that could materially affect liquidity. This line of credit is secured by assets of the cemetery and matures October 3, 2002.

There are no expected changes in the number of full time, part time, or seasonal employees by the cemetery operations. However, because of the economic conditions in the aviation industry, Stinar anticipates there will be layoffs of approximately 75% of its workforce.

The ratio of total debt to total stockholders equity was 5.77 to 1, 6.21 to 1, 3.64 to 1, 6.93 to 1, 1.67 to 1, 2.31 to 1, 1.97 to 1, 1.21 to 1, and
2.96 to 1 at June 30, 2001, 2000, 1999, 1998, 1997, 1996, 1995, 1994, and
1993, respectively. The decrease in the 2001 ratio was due to increased stockholders' equity. At June 30, 2001, $3,632,420 of long-term debt matures within one year, $2,880,003 is bank line of credit, which will be able to be refinanced.

Management believes that, in addition to current financial resources, adequate capital resources are available to satisfy the Company's growth rate. Management believes the Company's cash flow is sufficient to maintain its current operations and service its debt.


                           Capital Expenditures

Capital expenditures for the Company in 2001 amounted to $241,442, compared to $567,159 in 2000. During the past six years the Company capital expenditures totaled $2,075,246. The Company's expenditures in fiscal year 2001 for cemetery operations were: used truck, ground improvements, and repaving of cemetery roads, with Stinar operations capital expenditures were: building improvements, various machinery and equipment, three overhead cranes, outside forklift, and software and hardware computer equipment.

The cemetery and Stinar operations have a five-year plan for capital expenditures in 1999 to 2003 period of approximately $2,600,000. The cemetery capital expenditures will be approximately $1,300,000 for cemetery road improvements, increased inventory of niches and crypts in mausoleum and outdoors grounds equipment and computer software and hardware. Stinar operation's capital expenditures will be approximately $1,300,000 for improvements in the present manufacturing plant, computer software and hardware, office equipment, manufacturing equipment and another manufacturing facility to meet anticipate revenue increase.

Net cash from operating activity in fiscal year 2001 resulted in the Company's ability to generate sufficient cash flow to finance its operations, fund capital expenditures, pay current debt service, and continue to solve its environmental matters.


                           Environmental Matters

Cemetery Operations

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor.

During 2001, 2000 and 1999, the Company did not incur any expenses for environmental remediation and a total of approximately $228,000 has been spend in prior years in remediating conditions at the Cemetery operations. In fiscal year 1997 the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery Operations may not have been in full compliance with its guidelines. The Company responded to the Illinois EPA with a work plan that will require the expenditure of additional costs approximately $28,500
with the possibility of additional costs.   The Company is awaiting a
response on the work plan from the Illinois EPA. Additional costs beyond the $28,500 accrued at June 30, 2001 may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has Illinois EPA approval. Accordingly, the Company has made no provision for reimbursements. The Company is not aware of any other environmental issues affecting the Cemetery operations.

Stinar Corporation

The assets purchased by Stinar HG, Inc. from Stinar Corporation included a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land ("the facility") located in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar facility. This phase I environmental assessment suggested the need for additional study of the Stinar facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter form the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar facility prior to the purchase of the assets Stinar HG, Inc.. The structural improvements recommended by the Company's environmental consulting firm has been completed and the contaminated soil has been removed and transferred from the property. Now that the contaminated soil has been removed from the property the Company believes the MPCA will issue the no association letter. The Company believes the approval by MPCA will be before the fiscal year 2002 is completed.

The purchase agreement between Stinar, its shareholders and Stinar HG, Inc. requires Stinar and its shareholders to indemnify Stinar HG, Inc. for costs or expenses by Stinar related to environmental conditions at the Stinar facility, up to an amount believed by Stinar HG, Inc. and Stinar to exceed the reasonably anticipated potential liability associated with the Stinar facility. In addition, Stinar agreed to pay all costs associated with obtaining the no association letter from the MPCA and Stinar paid for the environmental consulting, remediating and structural improvements discussed
in the preceding paragraph.   The Company does not anticipate that the
operations of Stinar HG, Inc. and the ownership of the assets will result in any material liability to the Company or Stinar HG, Inc. under existing environmental laws, and Stinar HG, Inc. has not included a material sum in its budget for matters related to environmental compliance.


                   Common Stock and Stockholder's Equity

Stockholders' equity was $2,302,282 at June 30, 2001, as compared with $2,046,103 at June 30, 2000. The increase of $256,179 represents $240,979 of net income and $15,200 of stock transactions. The book value of each share of common stock at June 30, 2001 was $1.61 compared to $1.47 at June 30, 2000.

In 2001, the return on average stockholders' equity was 11% as compared to 14% in 2000, 33% in 1999, 12% in 1998, 24% in 1997, 19% in 1996, 18% in
1995, 14% in 1994 and (.4%) in 1993.

The company has traditionally not paid dividends and does not anticipate paying dividends in the foreseeable future.

At June 30, 2001, common stockholders of record numbered 1,703, compared with 1,802 at June 30, 2000.


                                 Inflation

General inflation has not had a significant impact on the company over the past nine years due to a strong cash flow from operations. The Company continues to maximize cash flow through programs designed for cost containment, productivity improvements, and capital spending. Management does not expect inflation to have a significant impact on the results of operations or financial condition in the foreseeable future.


                                  Outlook

The company's prospects for the future are still positive. The operations of the operating cemeteries remain strong. However, sluggish U.S. and Asian economic conditions have continued to negatively impacted the airline industry and the events of September 11, 2001 have severely impacted the outlook for Stinar operations for fiscal year 2002.


                            FINANCIAL CONDITION

The company's June 30, 2001 balance sheet continues to improve after eight consecutive years of net income.

The following key measurements are indicative of the improvements made in 2001 by the company:

Cash and cash equivalents were $864,181 at year-end 2001, a decrease of $38,000 from the year-end 2000 balance. Cash flow from operations continues to generate sufficient funds to meet working capital for operations and capital improvements.


                        Forward-Looking Statements

The statements in the Annual Report under the headings Liquidity and Capital Resources, Capital Expenditures, and Environmental Matters are forward-looking statements based on current expectations. These statements are subject to risks and uncertainties, including slower or faster customer acceptance of new management of Stinar HG, Inc., difficulties in financing and expanding capacity, changes in manufacturing efficiencies, and other risks and uncertainties discussed above. These factors may cause the Company's actual results to differ materially from historical earnings and from the financial performance of the Company presently anticipated.



















                                APPENDIX A
                       AUDITED FINANCIAL STATEMENTS
















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2001 AND 2000




                             TABLE OF CONTENTS

Page

Independent Auditors' Report                                 1


Consolidated Financial Statements:

Consolidated Balance Sheets                                  2

Consolidated Statements of Operations                        3

Consolidated Statements of Stockholders' Equity              4

Consolidated Statements of Cash Flows                        5

Notes to Consolidated Financial Statements                   6








To the Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota


INDEPENDENT AUDITORS' REPORT


We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.






Edina, Minnesota
September 7, 2001








                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS



                                                 June 30,
                                         ----------  ----------
                                               2001        2000
                                         ----------  ----------

ASSETS

Current assets:
Cash and cash equivalents                  $864,181    $902,201
Receivables:
Trade, less allowance for doubtful        4,228,446   3,206,367
  accounts of $25,000 in 2001 and
  $24,000 in 2000
Trust income                                 20,075      19,750
Other                                        15,147      24,200
Inventories:
Production                                6,364,848   6,397,151
Cemetery and mausoleum space                637,205     629,045
Markers, urns and flowers                    22,183      21,259
Deferred income taxes                       104,000     146,000
Other current assets                        140,853      60,500
                                         ----------  ----------

Total current assets                     12,396,938  11,406,476
                                         ----------  ----------
Property and equipment                    5,020,338   4,793,397
Less accumulated depreciation            (1,921,345) (1,637,750)
                                         ----------  ----------
                                          3,098,993   3,155,647
                                         ----------  ----------

Other assets:
Land                                         50,000     140,000
Other                                        47,099      52,813
                                         ----------  ----------
                                             97,099     192,813
                                         ----------  ----------
                                        $15,593,030 $14,754,933
                                         ==========  ==========





                                                 June 30,
                                         ----------  ----------
                                               2001        2000
                                         ----------  ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                     $2,880,003  $2,195,003
Accounts payable - trade                  1,325,095     918,135
Payable to finance company                3,998,024   4,240,469
Deferred revenue                            598,208     551,210
Accrued liabilities                       1,084,760   1,078,438
Current maturities of long-term debt        752,417     318,737
                                         ----------  ----------

Total current liabilities                10,638,507   9,301,992
                                         ----------  ----------

Long-term debt, including debentures
 payable to related parties of
 $270,000 in 2001 and 2000                2,652,241   3,406,838
                                         ----------  ----------

Total liabilities                        13,290,748  12,708,830
                                         ----------  ----------

Stockholders' equity:
Preferred stock, $.10 par value,
1,000,000 shares authorized; none
issued                                            -           -
Common stock, $.10 par value, 5,000,000
shares authorized; 1,431,503 and
1,391,503 shares issued and outstanding
in 2001 and 2000, respectively              143,151     139,151
Additional paid-in capital                2,028,975   2,017,775
Accumulated deficit                        (130,156)   (110,823)
                                         ----------  ----------

Total stockholders' equity                2,302,282   2,046,103
                                         ----------  ----------
                                        $15,593,030 $14,754,933
                                         ==========  ==========





                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                           Years Ended June 30,
                                         ----------  ----------
                                               2001        2000
                                         ----------  ----------

Net sales                               $22,249,130 $13,392,862

Cost of good sold                       118,922,741  10,913,690
                                         ----------  ----------

Gross margin                              3,326,389   2,479,172

Selling, general and administrative
 expenses                                 2,041,665   1,708,309
                                         ----------  ----------

Income from operations                    1,284,724     770,863
                                         ----------  ----------

Other income (expense):
Interest expense                           (801,920)   (501,361)
Interest income                              15,430      12,915
Other income (expense), net                 (90,255)    131,558
                                         ----------  ----------

Total other income (expense)               (876,745)   (356,888)
                                         ----------  ----------

Income before income taxes                  407,979     413,975
Income taxes                                167,000     140,000
                                         ----------  ----------

Net income                                 $240,979    $273,975
                                         ==========  ==========


Basic net income per share                    $ .17       $ .20
                                         ==========  ==========

Diluted net income per share                  $ .14       $ .16
                                         ==========  ==========

                    OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       YEARS ENDED JUNE 30, 2001 AND 2000


                                  Common Stock          Additional
                              ---------------------        Paid-In  Accumulated
                                Shares       Amount        Capital      Deficit
Total

BALANCE, June 30, 1999       1,388,003      138,801      2,017,250     (384,798)
1,771,253

Exercise of stock options        3,500          350            525            -
      875

Net income                           -            -              -      273,975
  273,975
                             ---------     --------     ----------     --------
----------
BALANCE, June 30, 2000       1,388,003      138,801      2,017,250     (384,798)
1,771,253

Exercise of stock options       40,000        4,000         11,200            -
   15,200

Net income                           -            -              -      240,979
  240,979
                             ---------     --------     ----------     --------
----------
BALANCE, June 30, 2001       1,431,503     $143,151     $2,028,975     $130,156
$2,302,282
                             =========     ========     ==========     ========
==========



                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
             INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                           Years Ended June 30,
                                         ----------  ----------
                                               2001        2000
                                         ----------  ----------
Cash flows from operating activities:

Net income                                 $240,979    $273,975
Adjustments to reconcile net income to
net cash flows from operating activities:
Depreciation                                298,096     258,889
Deferred income taxes                       (42,000)    (44,000)
Land (settlement) write-down                 90,000    (103,000)
Receivables                              (1,013,351) (1,529,570)
Inventories                                  23,219  (4,537,980)
Other assets                                (74,639)    (12,262)
Accounts payable and payable to
 finance company                            164,515   4,557,418
Deferred revenue                             46,998      43,499
Accrued liabilities                           6,322     223,386
                                         ----------  ----------

Net cash flows from operating activities   (175,861)   (869,645)
                                         ----------  ----------

Cash flows from investing activities:

Purchases of property and equipment        (241,442)   (566,696)
Investment in land                                -     (37,000)
                                         ----------  ----------

Net cash flows from investing activities   (241,442)   (603,696)
                                         ----------  ----------

Cash flows from financing activities:

Change in notes payable - bank              685,000     848,447
Principal payments on long-term debt and   (320,917)   (124,687)
Proceeds from issuance of long-term debt          -     700,000
Proceeds on exercise of stock options        15,200         875
                                         ----------  ----------

Net cash flows from financing activities    379,283   1,424,635
                                         ----------  ----------

Net change in cash and cash equivalents     (38,020)    (48,706)

Cash and cash equivalents, beginning of
Year                                        902,201     950,907
                                         ----------  ----------

Cash and cash equivalents, end of year     $864,181    $902,201
                                         ==========  ==========



Supplemental Disclosure of Cash Flow Information:

Cash paid during the years for:

Interest                                  $818,363     $460,574

Income taxes                              $166,000     $ 87,000








1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois. The cemetery operations routinely grant credit to pre-need customers, substantially all of whom are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business. The business designs, engineers and manufactures aviation ground support equipment serving businesses domestically and internationally.


PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All material intercompany balances and transactions have been eliminated in consolidation.


ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


INVENTORIES

Production inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) method.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market. Included in cemetery space available for sale is land held in a land trust in which a wholly- owned subsidiary of the Company is the sole beneficiary.


PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.


REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Under the Cemetery Care Act of the State of Illinois, the Company is required to transfer a portion of the proceeds of each sale of cemetery and mausoleum space to perpetual care trust funds. The reported net revenue has been reduced by the portion of the sales price that is required to be remitted to the perpetual care trusts.

Income on the perpetual care trust funds is recorded as cemetery revenue in the accompanying consolidated financial statements as earned. Distributions from the perpetual care trusts are used for care and maintenance of the cemetery. Expenses are recognized as incurred.

Deferred revenue consists of pre-need contracts that include charges for services to be performed at a later date. Revenue on these services is deferred to the period in which the services are performed.

Aviation Ground Support Equipment

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. For certain government contracts ownership transfers upon government inspection and approval of the product.


INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to valuation allowances, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.


CONCENTRATIONS

Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. At June 30, 2001, three customers accounted for approximately 67.5% and at June 30, 2000, two customers accounted for approximately 25.4% of the accounts receivable balance.

Customers

A significant portion of the Company's customers are concentrated in the airline industry. A downturn in the airline industry could have a negative impact on the Company's operations.

Net sales to international customers and the United States government were approximately 15% and 66% of net sales in 2001, and approximately 33% and 15% of net sales in 2000, respectively.


INCOME PER SHARE

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). SFAS No. 128 establishes accounting standards for computing and presenting earnings per
share.   Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. No dilution for potentially dilutive securities is included. Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding options, warrants and other securities.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued the following statements:

SFAS 141, "Business Combinations", which addresses accounting and reporting for business combinations.

SFAS 142, "Goodwill and Other Intangible Assets", which addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

SFAS 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

These statements become effective on various dates subsequent to June 30, 2001. Management is evaluating what effect, if any, they will have on the Company's financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The Company has reviewed its revenue recognition policies and determined that they are in compliance with SAB 101. Accordingly, there was no impact on the Company's financial statements from adopting SAB 101.


2.   INVENTORIES

Production inventories consisted of the following:

                                               2001        2000
                                         ----------  ----------

Finished goods                           $        -  $  946,038
Work-in-progress                          2,511,850   2,156,847
Raw materials and trucks in stock         3,852,998   3,294,266
                                         ----------  ----------
                                         $6,364,848  $6,397,151
                                         ==========  ==========


Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                               2001        2000
                                         ----------  ----------
Cemetery space                           $  486,955  $  503,794
Mausoleum space                             150,250     125,251
                                         ----------  ----------
                                         $  637,205  $  629,045
                                         ==========  ==========


3.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                               2001        2000
                                         ----------  ----------

Land                                       $450,000    $450,000
Land improvements                           797,565     675,125
Building and improvements                 1,844,970   1,826,730
Vehicles                                    343,795     332,023
Equipment                                 1,584,008   1,509,519
                                         ----------  ----------

                                         $5,020,338  $4,793,397
                                         ==========  ==========


Depreciation charged to operations was $298,096 in 2001 and $258,889 in 2000.


4.   ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                               2001        2000
                                         ----------  ----------

Salaries and payroll taxes                 $384,817    $314,723
Perpetual care trust funds                  194,351     172,337
Customer deposits                            83,605      83,605
Marker and inscription costs                 91,058      81,304
Interest                                     89,195     105,638
Income taxes                                 95,000     136,000
Environmental costs                          28,500      28,500
Other                                       118,234     156,331
                                         ----------  ----------
                                         $1,084,760  $1,078,438
                                         ==========  ==========


5.  NOTES PAYABLE BANK

The Company has a $400,000 line-of-credit of which $19,997 was unused and available at June 30, 2001. Interest is payable monthly at the prime rate (6.75% at June 30, 2001). The note is secured by the assets of a wholly-owned subsidiary and matures November 2, 2001.

The Company has a $2,500,000 line-of-credit of which $-0- was unused and available at June 30, 2001. Advances on the line-of-credit are based on 80% of eligible accounts receivable, plus 75% of the eligible truck, work-in-process and finished goods inventory, plus 50% of the eligible raw materials inventory. Interest is payable monthly at the bank's reference rate plus .75% (7.50% at June 30, 2001.). The note matures November 2, 2001, and is secured by the assets of the Company's wholly-owned subsidiary, Stinar HG, Inc., and by assignment of life insurance policies.


6. FINANCE COMPANY

A finance company finances a subsidiary's inventory truck purchases, which are used in the production of aviation ground support equipment. At June 30, 2001, $3,998,024 was outstanding with interest varying from 7.1% to 10.2%, and at June 30, 2000, $4,240,469 was outstanding. The financing is secured by truck inventory.


7.   LONG-TERM DEBt

Long-term debt consisted of the following:


                                               2001        2000
                                         ----------  ----------

Mortgage note payable  bank,
payable in monthly installments of
$9,350 including interest at 8.625%,
maturing January 2002, secured by
real estate and the assets of the
Company.                                   $494,586    $560,371


Note payable - bank, payable in
monthly installments of $8,917
including interest at the bank's
reference rate plus .75% (7.5%
at June 30, 2001). The note is
secured by all the assets of
Stinar HG, Inc., and matures
November 2004.                              634,404     676,520


Contracts for deed, payable in
monthly installments of $8,264 and
$1,503 including interest at
8.25%, maturing with balloon
payments in June 2005, secured
by certain property.                      1,255,668   1,268,684
                                         ----------  ----------

Long-term debt before debentures          2,384,658   2,505,575


Convertible subordinated debentures
9% interest, due annually each
December 31, convertible into one
common share at a conversion price
equal to 75% of the mean between
the average closing "bid" and "ask"
price on each of the five trading
days prior to the conversion date,
payable in annual installments of
$200,000 commencing June 2001, 2002
and 2003, with the final $100,000
payment due in June 2004, unsecured,
redeemable by the Company with ten
days written notice.                       $500,000    $700,000


Convertible subordinated debentures 9% interest, due annually each December 31, convertible into one common share for each $2.00 of the
principal amount, maturing in July
2006, unsecured, $270,000 of the
debentures were issued to an officer
and employee of the Company.                520,000     520,000
                                         ----------  ----------

                                          3,404,658   3,725,575

Less current maturities                    (752,417)   (318,737)
                                         ----------  ----------
                                         $2,652,241  $3,406,838
                                         ==========  ==========


Subsequent maturities as of June 30, 2000, are as follows:

Years Ending June 30:
      2002                               $  752,417
      2003                                  263,735
      2004                                  170,250
      2005                                1,698,256
      2006                                        -
      Thereafter                            520,000
                                         ----------
                                         $3,404,658
                                         ==========


8.   ENVIRONMENTAL COSTS

In 1995, the Company commissioned an engineering study of its property for the purpose of determining the full extent of possible soil contamination. Five underground fuel tanks were found to require removal and the adjoining soil to undergo remediation. Environmental costs expensed to operations were $-0- in 2001 and 2000, and approximately $228,000 in years prior to those presented.

Furthermore, the Company was notified by the Illinois Environmental Protection Agency (IEPA) that the clean-up plan may not be in full compliance with IEPA guidelines. The Company has responded to the IEPA with a work plan that calls for additional costs of approximately $28,500 with the possibility of additional costs. The Company is awaiting a response on the work plan from the IEPA. Additional costs beyond the $28,500 accrued at June 30, 2001, may be incurred; however, management cannot reasonably estimate those costs. In addition, the Company may not file for reimbursement from the Leaking Underground Storage Tank Fund until the work plan has IEPA approval. Accordingly, the Company has made no provision for reimbursements.


9.   INCOME TAXES

The provision for income taxes consisted of the following:

                                               2001        2000
                                         ----------  ----------

Current:
 Federal                                   $112,000    $168,000
 State                                       13,000      16,000
                                         ----------  ----------
                                            125,000     184,000
                                         ----------  ----------
Deferred:
  Federal                                    36,000     (40,000)
  State                                       6,000      (4,000)
                                         ----------  ----------
                                             42,000     (44,000)
                                         ----------  ----------

                                           $167,000    $140,000
                                         ==========  ==========


Principal reasons for variations between the statutory federal tax rate and the effective tax rate were as follows:

                                               2001        2000
                                         ----------  ----------

  Statutory U.S. federal tax rate             34.0%       34.0%
  State taxes, net of federal benefit          3.0         1.9
  Other                                        3.9        (1.9)
                                         ----------  ----------
                                              40.9%       34.0%
                                         ==========  ==========


The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2001 and 2000:

                                               2001        2000
                                         ----------  ----------

Deferred income tax assets                 $129,000    $146,000
Deferred income tax liabilities             (25,000)          -
Valuation allowance                               -           -
                                         ----------  ----------
Net deferred income tax assets             $104,000    $146,000
                                         ==========  ==========


10.  OTHER RELATED PARTY TRANSACTIONS

During the years ended June 30, 2001 and 2000, amounts paid for compliance services to entities related to the chief executive officer were $14,128 and $16,187, respectively.

The Company leases office space from an officer of the Company on a month-to-month basis at $100 per month.


11.  BENEFIT PLANS

Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $26,108 in 2001, and $25,508 in 2000.

The Company has a 401(k) profit sharing plan that covers all eligible non-union employees. Participants can elect to contribute pre-tax compensation, and effective January 1, 2000, the Company matches 50% of the first 6% of compensation contributed to the Plan. Expense for the 401(k) Plan was $68,538 in 2001 and $45,848 in 2000.


12.  STOCK OPTIONS

On May 18, 1990, the Board of Directors approved a Nonqualified Stock Option Plan for outside directors. Under the Plan, each outside director received options to purchase 3,500 shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. These stock options are exercisable for a period of ten years from the grant date for active board members or for a period of twelve months from the date of termination for former board members. The Company reserved 21,000 shares of common stock for issuance under the Plan, of which 14,000 shares are available for issuance.

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgement of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan, of which there were grants for 7,000 shares issued in 2001 and 2000, and 161,000 shares available for future grants at June 30, 2001.

Shares subject to option are summarized as follows:



                        1990       Employee    Weighted
                        Stock      Stock       Average
                        Option     Options     Exercise
                        Plan                   Price

                       -------     -------     --------

   BALANCE,

    June 30, 1999       3,500      40,000        $.31

  Options granted           -       7,000       $2.09

  Options exercised    (3,500)          -        $.25
                       ------      ------

  BALANCE,

   June 30, 2000            -      47,000        $.63

  Options granted           -       7,000       $1.25

  Options exercised         -     (40,000)       $.38
                       ------      ------

  BALANCE,

   June 30, 2001            -      14,000       $1.67

                       ======      ======

  Options exercisable
    at:

  June 30, 2000             -      47,000        $.63
  June 30, 2001             -      14,000       $1.67



Information regarding options outstanding at June 30, 2001, is as follows:

Type of Option    Number of   Exercise    Weighted   Weighted
                  Options     Price       Average    Average
                              Range       Exercise   Remaining
                                          Price      Contractual
Life
--------------    ---------   --------    --------   -----------

Employee Stock       14,000     $1.25 -      $1.67   3.8 Years
Options                         $2.30



The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Had compensation cost been recognized based on the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been as follows:

                                               2001        2000
                                         ----------  ----------
Net Income

As reported                                $240,979    $273,975
Pro forma                                  $237,379    $268,345


The weighted average fair value of options granted was $.77 in 2001 and $1.22 in 2000. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used for grants in 2001 and 2000 were as follows:

                                               2001        2000
                                         ----------  ----------

Risk free interest rate                       5.25%        6.0%
Expected life of options                    5 Years     5 Years
Expected volatility                          69.01%      61.98%
Expected dividend yield                           -           -




13. TRUST FUNDS

Two of the Company's wholly-owned subsidiaries are beneficiaries of perpetual care trust funds established under the Cemetery Care Act of the State of Illinois. Earnings on these perpetual care trust funds are to be used for the care, preservation and ornamentation of the Company's cemetery and mausoleum properties. Earnings on these perpetual care trust funds totaled $213,471 in 2001, and $203,382 in 2000. Perpetual care trust fund assets totaled approximately $4,272,600 at June 30, 2001.

The wholly-owned subsidiaries also have a "pre-need" trust account representing revenues received for the purchase of vaults and interment services prior to the death of the decedent. The market value of the pre-need trust as of June 30, 2001 was approximately $948,000.




14.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following tables reconcile the income and shares of the basic and diluted earnings per share computations:


2001                        Income        Shares      Per-Share
----                      ----------   -----------   -----------
                          (Numerator) (Denominator)    (Amount)
                          ----------   -----------   -----------

Basic EPS:
  Income available to
   common shareholders      $240,979     1,388,291          $.17

Effect of Dilutive
Securities:
  Employee Stock Options           -           142
  Convertible Debentures      55,080       776,555
                          ----------   -----------   -----------

Diluted EPS:
  Income available to
   common shareholders
   plus assumed
   conversions              $269,059     2,164,988          $.14
                          ==========   ===========   ===========



2000                        Income        Shares      Per-Share
----                      ----------   -----------   -----------
                          (Numerator) (Denominator)    (Amount)
                          ----------   -----------   -----------

Basic EPS:
  Income available to
   common shareholders      $273,975     1,388,291          $.20

Effect of Dilutive
Securities:
  Employee Stock Options           -        32,453
  Convertible Debentures      74,468       729,602
                          ----------   -----------   -----------

Diluted EPS:
  Income available to
   common shareholders
   plus assumed
   conversions              $346,443     2,150,346          $.16
                          ==========   ===========   ===========


15.  SEGMENT INFORMATION

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant account policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2001 and 2000, is summarized as follows:

                          Cemeteries     Aviation        Total
                                         Ground
                                         Support
                                         Equipment
                          ----------   -----------   -----------
2001
----
Net sales - external      $2,889,475   $19,359,655   $22,249,130
Depreciation and
  Amortization               112,368       184,022       296,390
Interest expense                 398       638,320       638,718
Segment operating profit     700,981       209,630       910,611
Segment assets             3,845,010    12,492,417    16,337,427
Expenditures for segment
  fixed assets               146,632        93,959       240,591
Income tax expense           189,000        88,000       277,000


2000
----
Net sales - external      $2,859,609   $10,533,253   $13,392,862
Depreciation and
  Amortization                99,283       165,712       264,995
Interest expense                 152       333,705       333,857
Segment operating profit     782,657       (99,731)      682,926
Segment assets             3,393,904    11,818,097    15,212,001
Expenditures for segment
  fixed assets               351,656       215,040       566,696
Income tax expense (benefit) 165,000        (3,000)      128,000



Reconciliation of segment profit to consolidated income before income taxes is as follows:

                                               2001        2000
                                         ----------  ----------
Total profit for reportable
  segments                                 $910,611    $682,926
Unallocated amounts:
Interest expense                           (163,202)   (167,504)
Other corporate expenses                   (249,341)   (209,877)
Other corporate income                      (90,089)    108,430
                                         ----------  ----------
Income before income taxes                 $407,979    $413,975
                                         ==========  ==========


Reconciliation of segment assets to consolidated assets is as follows:

                                               2001        2000
                                         ----------  ----------
Total segment assets                    $16,337,427 $15,212,001
Other assets                                 79,024     192,189
Elimination of receivable from
  holding company                          (823,421)   (649,257)
                                         ----------  ----------
Total assets                            $15,593,030 $14,754,933
                                         ==========  ==========

Segment profit represents segment revenues less directly related operating expenditures of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation, and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


16.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2001, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long-term debt and other notes payable - the fair value approximates the carrying amount, as the interest rates on the debt approximate current interest rates.


17.  RESEARCH AND DEVELOPMENT

Research and development expenses charged to operations were $140,000 in 2001 and $73,036 in 2000.


18.  OTHER INCOME (EXPENSE)

In 2000, the Company received land as settlement with a former officer. The land had an appraised value of $140,000, which resulted in a 2000 gain of $103,000. In 2001, the Company determined the value of land, based on comparable 2001, sales was $50,000 and recorded a land write-down of $90,000.


19.  SIGNIFICANT ITEMS AFFECTING FOURTH QUARTER RESULTS OF OPERATIONS

In the fourth quarter of 2001, the Company recorded pretax charges for an inventory write-down of $140,000, an accounts receivable write-down of $76,305 and a land write-down of $90,000. These adjustments reduced 2001 diluted net income per share by $.08.











                                APPENDIX B
                           INVESTOR INFORMATION


INVESTOR INFORMATION

Officers and Directors

Robert C. Harvey
Chairman of the Board
Chief Executive Officer

Robert B. Gregor
Secretary and Director

Jerry Kenline
Director


Independent Auditors

Stirtz Bernards Boyden Surdel & Larter, P.A.
Minneapolis, Minnesota


Legal Counsel

Faegre & Benson, LLP
Minneapolis, Minnesota


Transfer Agent and Register

Correspondence and questions regarding stock holdings, transfers, replacement certificates, consolidations and changes of address should be directed to the transfer agent in one of the ways indicated below:

                             Mailing Address:

                         Mellon Investor Services
                               P.O. Box 3315
                         So. Hackensack, NJ 07606


                             Telephone Number:

                              1-800-851-9677


                                  E-Mail:

                     shrrelations@mellon-investor.com


                                 Website:

Detailed instructions for transfer and registration of stock certificates are on the transfer agent website at:

                          www.mellon-investor.com


We encourage shareholders to use the transfer agent services directly as only they have the capability to handle stock transactions on behalf of the Company. The Company's corporate office is unable to do so.





Common Stock

Ticker Symbol: OKRG

Common stock of Oakridge Holdings, Inc. is listed and traded on the over-the-counter market, primarily through listings in the National Quotation Bureau "pink sheets". Quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not reflect actual transactions.

As of June 30, 2001 there were approximately 1,703 shareholders of record of the Company's common stock.


Stock Prices


Years Ended June 30,     2001         2000
                     High   Low   High   Low
First quarter        1.88  1.25   7.00  2.31
Second quarter       2.03  1.13   4.75  1.75
Third quarter        1.13   .69   2.25   .75
Fourth quarter       1.66   .75   1.97   .88



Dividend Policy

The Company has never paid dividends on its common stock and does not anticipate a change in this policy in the foreseeable future.


Form 10-K

Copies of Oakridge Holdings, Inc. annual report to the Securities and Exchange Commission on Form 10-K may be obtained by contacting:

   Robert C. Harvey
   4810 120th Street West
   St. Paul, Minnesota 55124-8628
   (952) 686-5495 Phone
   (952) 686-5427 Fax


Financial Information

Security analysts, investment managers and shareholders seeking additional information about the Company should direct inquiries to the corporate office.


Annual Meeting of Shareholders

All shareholders and other interested parties are invited to attend the Company's annual meeting. It is scheduled for January 11, 2002 at 11:00 a.m. at Faegre & Benson, LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota.